March 29, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Kyle Moffatt
100 F Street N.E.
Mail Stop 3729
Washington, D.C. 20549

Re:	ATSI Communications, Inc.
Form 80K, Section 4.02
Filed March 23, 2006
Commission File No. 1-15687

Gentlemen:

On behalf of ATSI Communications, Inc. (the “Company”), we are filing with this letter an Amended Current Report on Form 8-K/A to report the determination by the board of directors of the Company that previously issued financial statements should not be relied upon and responding to the comments from the staff in your letter of March 23, 2006 (the “Comment Letter”). For the convenience of the staff I have forwarded a copy of this letter and a marked copy of the amended report to you by overnight delivery.

Set forth below are the responses of the Company to the comments from the staff:

Item 4.02

1.	Please amend your Form 8-K report to state the time frame in which you intend to amend your filings and restate subject financial statements.

The amended Form 8-K filed with this letter states that the Annual Report on Form 10-KSB for the year ended July 31, 2005 and the Quarterly Report on Form 10-QSB for the three months ended October 31, 2005 will be amended within twenty days to restate the financial statements contained therein.

2.	Disclose changes, if any, to your internal controls and disclosure controls and procedures.

The amended Form 8-K filed with this letter states that the Company has undertaken specific education of its accounting and financial disclosure staff regarding the proper accounting for embedded derivatives and has changed its internal controls to require that all outstanding convertible instruments are reviewed at least quarterly to determine whether additional disclosure relating to embedded derivatives is required.

Mr. Larry Spirgel
United States Securities and Exchange Commission
March 29, 2006

We appreciate the detailed review of the Current Report by the staff and have attempted to address the issues identified by the Comment Letter. We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact the undersigned at (210) 614-7240, ext. 1062, if you have any questions regarding the Company’s responses.

Very truly yours ATSI COMMUNICATIONS, INC.

Antonio Estrada Chief Financial Officer

Enclosure

cc:	Franklin, Cardwell & Jones, PC
Malone & Bailey, PC